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David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 05046-0003

September 24, 2025

BY VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Daniel Morris

Re:	NextTrip, Inc.
Proxy Statement on Schedule 14A
Filed August 15, 2025
File No. 001-38015

Dear Mr. Morris:

By letter dated September 11, 2025, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided NextTrip, Inc. (the “Company”) with comments on the Company’s Proxy Statement on Schedule 14A, described above (the “Proxy Statement”).

On behalf of the Company, this letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter.

Proxy Statement on Schedule 14A

Proposal 3: Approval of the Issuance of More Than 19.99%, page 12

1.	Please revise to illustrate how the issuance of the underlying shares would increase the percentage of common shares beneficially owned by the holders of your Series J, K, L, M, M, N, O and P preferred stock and warrants and notes, including your officers and directors and principal shareholders.

COMPANY’S RESPONSE

We have added two tables showing the information requested. The tables also reflect the shares issuable pursuant to the conversion of the newly created Series Q Convertible Preferred Stock.

Securities and Exchange Commission Attention: Daniel Morris September 24, 2025 Page 2

2.	We note your disclosure with respect to the Series K preferred, warrant, and unsecured promissory note offering. Please revise to clarify when the $1,000,000 and $220,000 loans were made. In addition, please identify the note holders. Also, please revise to clarify the operation of the cashless exercise feature for the “half-cashless warrants”, filed as Ex. 4.3 to the Form 8-K filed on January 3, 2025. In this regard, we note that the value of a share is to be determined by the board of directors. Please explain. Also, please highlight any similar conversion features in the other securities subject to this proposal 3.

COMPANY’S RESPONSE

We have included the requested information regarding the promissory notes. As for the cashless exercise feature, we have added the disclosure that in determining the fair market value, in the case where the shares are traded on a public market, the directors will use the market price of the underlying stock as the date of exercise. We have also disclosed the percentage of outstanding common stock issuable upon conversion pursuant to each offering.

3.	We note that this proposal 3 relates to the Series J, K, L, M, N, O, and P preferred offerings (including applicable debt conversions, warrant offerings, and note offerings) (together, “the offerings”). Please clarify whether the offerings covered by this proposal 3 are dependent upon or otherwise related to each other. In addition, please clarify whether the shares issuable pursuant to each offering exceed the Nasdaq threshold requiring a shareholder vote; or, alternatively, whether the offerings only exceed the Nasdaq threshold when viewed together (i.e., in the aggregate). With respect to these calculations, please disclose the percentage of outstanding common stock issuable upon conversion pursuant to each offering.

COMPANY’S RESPONSE

We have added a disclosure to make it clear that the offerings covered by Proposal 3 are not dependent upon each other. Additionally, we have added disclosure that the Exchange Cap applies to each of the series notwithstanding that conversion of a particular series may not result in the issuance of common shares in excess of the Cap in view of the possible Nasdaq position that the offerings will be integrated. We have added a disclosure as to the percentage of outstanding common stock issuable upon conversion of each offering.

Securities and Exchange Commission Attention: Daniel Morris September 24, 2025 Page 3

Proposal 4: Approval of the Issuance of Common Stock to Certain Insiders, page 19

4.	Please revise your disclosure to clarify the significance of whether the issuance of the shares of common stock upon conversion of the Series L Preferred to Messrs. Kerby and/or Monaco is treated as equity compensation. Specifically, your disclosure states that the issuance is deemed equity compensation because your shares are listed. However, you also state that you do not intend for the shares underlying the Series L offering to be deemed “equity compensation.” As this disclosure may be confusing to investors, please clarify how your intent (that the shares not be deemed “equity compensation”) affects this proposal. In that regard, please also (i) quantify the amount of the deemed equity compensation, if possible, and (ii) clarify whether there is a scenario in which the shares may not be deemed “equity compensation” (and, if so, whether you may, under that scenario, issue the shares regardless of whether the shareholders vote in favor of this proposal).

COMPANY’S RESPONSE

Under Nasdaq rules, the issuance to directors and officers of securities at a discount to the market price is “equity compensation” requiring stockholder approval. We have deleted the quoted phrase and added the disclosure that for accounting purposes, the issuance of shares in the applicable offerings will not be treated as equity compensation.

5.	Please revise to clearly state how the issuance of shares to your insiders would increase the percentage of common stock holdings of Mr. Kerby and Mr. Monaco if the proposals are approved. In this regard, please also consider comment 1 above. Also, revise the second paragraph under “Reasons for Stockholder Approval” to disclose the conversion price and the price on the trading day immediately prior to entry into the agreement.

COMPANY’S RESPONSE

The table in the subsection “Effects of the Proposal” sets forth how the conversions affect the holdings of the insiders. We have also added disclosure regarding the conversion prices and market prices.

Securities and Exchange Commission Attention: Daniel Morris September 24, 2025 Page 4

Proposal 5: Approval of the Issuance of More Than 19.99%, page 20

6.	Please revise the third-to-last paragraph on page 20 to clarify the reference to October 7, 2025.

COMPANY’S RESPONSE

We have made the revision.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters, page 42

7.	Revise your beneficial ownership tables to ensure you have disclosed for each entity the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control. Refer to Item 403 of Regulation S-K.

COMPANY’S RESPONSE

We have made the requested revision.

General

8.	Please ensure that your disclosures regarding the matters described in this proxy statement are consistent with disclosures provided in the pending S-1 registration statement.

COMPANY’S RESPONSE

We plan on ensuring that the disclosures will be consistent. In this regard, we do not plan on filing an amendment to the Registration Statement until we have cleared comments on the Proxy Statement.

If you have any questions regarding this response, please direct them to the undersigned at (818) 469-4200 or dficksman@troygould.com.

Very truly yours,

/s/ David L. Ficksman

David L. Ficksman

cc:	William Kerby
Frank Orzechowski